Exhibit 99.1

Kenon Holdings Reports Q2 2021 Results and Additional Updates

Singapore, August 26, 2021. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2021 and additional updates.

Recent Highlights

ZIM

•	Financial results[1]:

•	ZIM’s net profit in Q2 2021 was $888 million, as compared to net profit of $25 million in Q2 2020.

•	ZIM’s Adjusted EBITDA[2] in Q2 2021 increased to $1,335 million, as compared to $145 million in Q2 2020.

OPC

•	Financial results:

•	OPC’s revenues in Q2 2021 increased to $105 million (including $13 million contributed by CPV), as compared to $76 million in Q2 2020.

•
OPC’s net loss in Q2 2021 was approximately $34 million (including a net loss of $22 million contributed by CPV, largely due to $13 million in losses on change in fair value of derivative financial instruments), as compared to net loss of $5 million in Q2 2020.

•
OPC’s Adjusted EBITDA[2] in Q2 2021 was negative $10 million (including Adjusted EBITDA[2] contributed by CPV of negative $20 million), as compared to an Adjusted EBITDA in Q2 2020 of $11 million. Also in Q2 2021, OPC's proportionate share of net losses and EBITDA of CPV associated companies was $4 million and $26 million, respectively.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2021 was approximately 28% (32% for three months ended June 30, 2020).
2 Adjusted EBITDA is a non-IFRS measures. See Exhibit 99.2 of Kenon’s Form 6-K dated August 26, 2021 for the definition of ZIM’s Adjusted EBITDA and OPC’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Three Months ended June 30, 2021

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) is reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated August 26, 2021 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit; summary financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	OPC			OPC
	Israel	U.S.	Total
	Q2 2021			Q2 2020
	$ millions
Revenue	92	13	105	76
Cost of sales (excluding depreciation and amortization)	73	6	79	59
Finance expenses, net	12	5	17	9
Share of losses of associated companies, net	-	(4)	(4)	-
Loss for the period	(12)	(22)	(34)	(5)
Attributable to:
Equity holders of OPC			(26)	(6)
Non-controlling interest			(8)	1

Adjusted EBITDA	10	(20)	(10)	11
Proportionate share of EBITDA of associated companies	-	26	26	-

Revenue

	For the three months ended June 30,
	2021	2020
	$ millions
Israel
Revenue from energy generated by OPC (and/or purchased from other generators) and sold to private customers	60	52
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers	2	3
Revenue from private customers in respect of infrastructures services	21	17
Revenue from energy sold to the System Administrator	5	-
Revenue from sale of steam	4	4
	92	76
U.S.
Revenue from sale of electricity and provision of services in the U.S.	13	-
Total	105	76

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2021, as published by the EA, was NIS 0.2526 per KW hour, which was approximately 5.7% lower than the weighted-average generation component tariff in 2020 of NIS 0.2678 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of the changes in revenues by category between Q2 2021 and Q2 2020.

•
Revenue from energy generated by OPC (and/or purchase from other generators) and sold to private customers – increased by $8 million in Q2 2021, as compared to Q2 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $4 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $4 million primarily as a result of (i) a $6 million increase due to the commencement of commercial operation of the OPC-Hadera power plant (which commenced operations in July 2020) and (ii) a $4 million increase due to an increase in availability of the OPC-Rotem power plant, partially offset by (i) a $4 million decrease due to a decline in the generation component tariff and (ii) a $2 million decrease due to a decrease in the consumption by OPC-Rotem’s customers.

•
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers – decreased by $1 million in Q2 2021, as compared to Q2 2020, primarily as a result of a $2 million decrease in sale of energy purchased for OPC-Rotem’s customers, partially offset by a $1 million increase in sale of energy purchased for customers during the maintenance of the OPC Hadera power plant.

•
Revenue from private customers in respect of infrastructure services – increased by $4 million in Q2 2021, as compared to Q2 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $2 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $2 million primarily as a result of a $3 million increase due to the commencement of commercial operation of the OPC-Hadera power plant and sales to end-customers, partially offset by a $1 million decrease due to reduction in consumption by customers.

•
Revenue from energy sold to the System Administrator – increased by $5 million in Q2 2021, as compared to Q2 2020, primarily as a result of an increase in sale of energy to the System Administrator from the OPC-Hadera power plant of $4 million and from the OPC-Rotem power plant of $1 million.

•	Revenue from sale of electricity and provision of services in the U.S. – increase is due to the completion of the acquisition of CPV in January 2021.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended June 30,
	2021	2020
	$ millions
Israel
Natural gas and diesel oil consumption	39	29
Payment to IEC for infrastructure services and purchase of electricity	25	24
Natural gas transmission	3	2
Operating expenses	6	4
	73	59
U.S.
Operating costs and cost of services	6	-
Total	79	59

•
Natural gas and diesel oil consumption – increased by $10 million in Q2 2021, as compared to Q2 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $8 million primarily as a result of (i) a $5 million increase due to the commencement of commercial operation of the OPC-Hadera power plant and (ii) a $4 million increase due to an increase in the gas consumption by the OPC-Rotem plant, partially offset by a $1 million decrease due to a reduction in the gas price as a result of a decline in foreign exchange rate of the dollar.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $1 million in Q2 2021, as compared to Q2 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $1 million primarily as a result of a $7 million decrease due to load reductions in the OPC-Rotem power plant, partially offset by (i) a $3 million increase due to infrastructure expenses from the commencement of commercial operation of the OPC-Hadera power plant and (ii) a $3 million increase in the scope of energy purchases due to the maintenance of the OPC-Hadera power plant.

•	Operating expenses – increase is primarily due to the commercial operation of the OPC-Hadera power plant.

•	Operating costs and cost of services in the U.S. – increase is due to the completion of the acquisition of CPV in January 2021.

Finance Expenses, net

Finance expenses, net increased by approximately $8 million in Q2 2021 as compared to Q2 2020, primarily as a result of (i) a $3 million increase in interest expenses in respect of debentures and the OPC-Rotem and OPC-Hadera senior debt and (ii) a $5 million increase of interest expenses due to the completion of the acquisition of CPV in January 2021.

Share of Losses of Associated Companies, net

The table below sets forth OPC’s share of losses of associated companies, net, which consists of five of the six operating plants in which CPV has interests which are accounted for as associated companies.

	For the three months ended June 30,
	2021	2020
	$ millions

Share of losses of associated companies, net	(4)	-

The result for the period includes losses on changes in fair value of derivative financial instruments totaling $13 million.

As at June 30, 2021, OPC's proportionate share of debt (including interest payable) of CPV associated companies was $953 million and proportionate share of cash and cash equivalents and deposits was $3 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 25, 2021 and the convenience English translations furnished by Kenon on Form 6-K on August 25, 2021.

Liquidity and Capital Resources

As of June 30, 2021, OPC had cash and cash equivalents and short-term deposits of $194 million, restricted cash of $60 million (including debt service reserves of $39 million), and total outstanding consolidated indebtedness of $1,094 million, consisting of $50 million of short-term indebtedness and $1,044 million of long-term indebtedness. As of June 30, 2021, a substantial portion of OPC’s debt was denominated in NIS.

ZIM

Discussion of ZIM’s Results for Q2 2021

For the quarter ended June 30, 2021, ZIM’s net profit was $888 million, as compared to net profit of $25 million in Q2 2020. ZIM’s Adjusted EBITDA in Q2 2021 was $1,335 million, as compared to $145 million in Q2 2020.

ZIM carried approximately 921 thousand TEUs in Q2 2021 representing a 44% increase as compared to Q2 2020, in which ZIM carried approximately 641 thousand TEUs. The average freight rate in Q2 2021 was $2,341 per TEU, as compared to $1,071 per TEU in Q2 2020.

ZIM’s revenues increased by approximately 200% in Q2 2021 to approximately $2.4 billion, as compared to approximately $0.8 billion in Q2 2020, primarily due to an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

Qoros

Updates to Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group that holds 63% of Qoros (the “Majority Shareholder”) to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $241 million). The sale is subject to certain conditions.  The purchase price is payable in installments with a deposit of 5% of the purchase price to be transferred to a designated account by July 30, 2021 and the final installment payable on March 31, 2023.

The Majority Shareholder has requested Quantum to agree to a revised payment plan for the purchase price that would not change the final payment date but would provide for several months deferrals in the earlier payments, including for the initial deposit which has yet to be transferred.  According to the existing agreement, the initial installments are to be transferred to a designated account and not directly to Kenon. Further, the agreement provides that any payment delayed for more than 30 days is subject to interest. The parties are discussing this proposal.

Update on Qoros' Loan Facilities

As disclosed in Kenon's most recent annual report on Form 20-F, Qoros has been in discussions with lenders on rescheduling loan repayments on its long term loans; such a rescheduling has not yet been agreed. In the third quarter of 2021, Qoros did not make payments totaling approximately RMB 410 million ($63 million) which were due in respect of its RMB 3 billion and RMB 1.2 billion loan facilities.

Qoros has been dependent on the Majority Shareholder for funding, including for debt service, and Qoros has informed Kenon that such funding is not currently being provided. Qoros is in discussions with the lenders and other relevant stakeholders relating to the bank loans and resumption of production of the plant which was shut down earlier this year.

Kenon has outstanding back-to-back guarantees of up to approximately $16 million in respect of Qoros' principal obligations under certain of its loan facilities (including its RMB 3 billion loan) and has pledged substantially all of its remaining Qoros shares to secure the RMB 1.2 billion loan. As further detailed in Kenon’s most recent annual report on Form 20-F, the Majority Shareholder has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

For more information on our agreement to sell our remaining interest in Qoros, and on Qoros loan agreements and our pledges and guarantees, see our most recent annual report on Form 20-F.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2021, Kenon’s unconsolidated cash balance was $115 million. There is no material debt at the Kenon level.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (58% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (28% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating statements relating to OPC, ZIM and Qoros and Kenon's agreement to sell its remaining interest in Qoros and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to ZIM and OPC including risks relating to the potential failure to complete the development and reach commercial operation of projects as expected or at all, including risks related to costs associated with delays or higher costs in reaching commercial operation, risks relating to Qoros’ debt and Kenon's guarantee and pledges relating to Qoros’ debt and risks relating to completion of the sale of Kenon's remaining interest in Qoros, including risks relating to meeting the conditions to the obligations under the transaction, including risks relating to regulatory approvals and the condition that the pledge over the shares to be sold be released, and risks relating to the payments to be made to Quantum, including the timing of such payments and whether such payments will be received at all, and the release of any such payments from the designated account and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

3 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder in Qoros.